SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934

                           PHILIP SERVICES CORPORATION
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   71819M 10 3
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                                 (CUSIP Number)
                                                    with a copy to:
Stephen Feinberg                                    Robert G. Minion, Esq.
450 Park Avenue                                     Lowenstein Sandler PC
28th Floor                                          65 Livingston Avenue
New York, New York  10022                           Roseland, New Jersey  07068
(212) 421-2600                                      (973) 597-2424
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  April 7, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 71819M 10 3
________________________________________________________________________________
1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                                Stephen Feinberg
________________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

         (a)                                Not
         (b)                             Applicable
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions):  WC
________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                            Not Applicable
________________________________________________________________________________
6)   Citizenship or Place of Organization:           United States
________________________________________________________________________________
     Number of                          7) Sole Voting Power:         2,510,006*
                                         ---------------------------------------
     Shares Beneficially                8) Shared Voting Power:                *
                                        ----------------------------------------
     Owned by
     Each Reporting                     9) Sole Dispositive Power:    2,510,006*
                                          --------------------------------------
     Person With:                      10) Shared Dispositive Power            *
                                      ------------------------------------------
________________________________________________________________________________
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:    2,510,006*
________________________________________________________________________________
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):                                                 [   ]
________________________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11):                10.2%*
________________________________________________________________________________
14)  Type of Reporting Person (See Instructions):       IA, IN
________________________________________________________________________________
*As of April 7, 2000,  Cerberus  Partners,  L.P.  ("Cerberus") was the holder of and/or had the right to acquire 821,316 shares ("Shares") of common stock of Philip Services Corporation (the "Company"), Cerberus International, Ltd. ("International") was the holder of and/or had the right to acquire 1,371,470 Shares and certain private investment funds (the "Funds") in the aggregate were the holders of and/or had the right to acquire 317,220 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Cerberus, International, and the Funds. Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 2,510,006 Shares, or 10.2% of those deemed issued and outstanding pursuant to Reg. Section 240.13d-3. See Item 3 and Item 5 for further information.

Item 1.   Security and Issuer.

          This statement relates to the common stock, no par value (the "Shares"), of Philip Services Corporation (the "Company"), whose principal executive offices are located at 100 King Street West, P.O. Box 2440 LCD1, Hamilton, Ontario, Canada.

Item 2.   Identity and Background.

          The person filing this statement is Stephen Feinberg, whose business address is 450 Park Avenue, 28th Floor, New York, New York 10022. Mr. Feinberg serves as (i) the managing member of Cerberus Associates, L.L.C., the general partner of Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), and (ii) the investment manager for each of Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"), and certain other private investment funds (the "Funds"). Cerberus, International and the Funds are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Mr. Feinberg has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          On April 7, 2000, the First Amended Joint Plan of Reorganization (the "Plan") of Philip Services (Delaware), Inc., et.al, the predecessor to the Company, became effective. Pursuant to the terms of the Plan, former holders of certain secured debt of the Company (the "Secured Debt") received cash, Shares and the Company's 10% Secured Convertible PIK Debt due 2004 (the "PIK Notes") in exchange for accrued principal and interest on their Secured Debt. The PIK Notes are convertible into Shares at a conversion price of $11.72 per Share. Cerberus, International, and the Funds were the holders of an aggregate of approximately $76,719,000 principal amount of the Secured Debt, which, pursuant to the Plan, resulted in them receiving 590,587, 986,188 and 228,105 Shares, respectively, and having the right to acquire 230,729, 385,282 and 89,115 Shares, respectively, upon conversion of their PIK Notes. Cerberus, International, and the Funds paid in the aggregate approximately $35,291,000 for their Secured Debt. All funds used to purchase or acquire securities of the Company on behalf of Cerberus, International, and the Funds came directly from the assets of Cerberus, International, and the Funds, respectively.

Item 4.   Purpose of Transaction.

          The acquisition of the securities of the Company described herein is for investment purposes on behalf of Cerberus, International and the Funds, respectively, and Stephen Feinberg has no present plans or intentions which relate to or would result in any of the transactions required to be described in
Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          Based upon the Company's Current Report on Form 8-K dated as of April 14, 2000, as a result of the transactions effected pursuant to the Plan, as of April 7, 2000 there were issued and outstanding 24,000,000 Shares. As of such date, for the purposes of Reg. Section 240.13d-3, (i) Cerberus was the holder of and/or had the right to acquire 821,316 Shares; (ii) International was the holder of and/or had the right to acquire 1,371,470 Shares; and (iii) the Funds in the aggregate were the holders of and/or had the right to acquire 317,220 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Cerberus, International and the Funds. Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 2,510,006 Shares, or 10.2% of those deemed issued and outstanding pursuant to Reg. Section 240.13d-3.

          During the past sixty days, there were no transactions, other those described in Item 3 above, in securities of the Company by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Except as described in this Schedule 13D, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Stephen Feinberg and any person or entity.

Item 7.   Material to be Filed as Exhibits.

          None.

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            April 24, 2000


                                            /s/ Stephen Feinberg
                                            Stephen  Feinberg,  in his capacity
                                            as the managing  member  of Cerberus
                                            Associates,  L.L.C.,   the  general
                                            partner of Cerberus Partners,  L.P.,
                                            and  as  the investment manager  for
                                            each of  Cerberus  International,
                                            Ltd. and the Funds


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).